U.S. Well Services, Inc.

1360 Post Oak Boulevard, Suite 1800

Houston, Texas 77056

November 19, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Anuja A. Majmudar

Re:	Request for Acceleration of Effectiveness of

                Registration Statement on Form S-3 (File No. 333-234583)

Ladies and Gentlemen:

U.S. Well Services, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-234583) be accelerated so that the Registration Statement will become effective on Thursday, November 21, 2019, at 5:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Sincerely,

U.S. WELL SERVICES, INC.

By:	/s/ Mark D. Wolf
Mark D. Wolf
Vice President, General Counsel and Corporate Secretary

cc:	Hillary H. Holmes, Gibson, Dunn & Crutcher LLP